Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax:      (905) 841-2244
Web: www.helixbiopharma.com

October 21, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP. REPORTS POSITIVE EFFICACY AND
SAFETY FINDINGS FROM PHASE II STUDY OF ITS TOPICAL
INTERFERON ALPHA-2B IN PATIENTS WITH LOW-GRADE
CERVICAL LESIONS

After treatment, 71.4% of the women no longer had potentially pre-cancerous low-grade CIN 1 or CIN 2 cervical lesions

AURORA, Ontario, October 21, 2010 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, today announced positive efficacy and safety findings from its recently completed Phase II pharmacokinetic study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions.  These findings build upon the positive pharmacokinetic findings from this study announced in the Company’s press release of June 23, 2010.

Using colposcopic directed biopsy to determine the treatment’s effectiveness, 71.4% of the women in the study no longer had potentially pre-cancerous, low-grade lesions known as cervical intraepithelial neoplasia grade 1 or 2 (CIN 1 or CIN 2) following treatment.  Colposcopic directed biopsy is generally considered the leading method for diagnosing potential cervical precancer today. In addition, Topical Interferon Alpha-2b demonstrated an excellent safety profile, with no significant local intolerance findings and no serious adverse events.

There are approximately 1.3 million women diagnosed with CIN 1 or CIN 2 lesions each year in the U.S. alone.  Currently, there are no pharmaceutical (non-surgical) treatments for these women.  Available invasive/surgical techniques to treat CIN 1 or CIN 2 lesions are sometimes associated with serious unwanted side effects for patients, including cervical complications with pregnancy and conception. Accordingly, available invasive/surgical techniques are generally utilized only in the case of many months of long-term persistence and/or progression of CIN 1 or CIN 2 lesions, leaving patients uncertain and anxious about their prognosis in the interim.

“We are pleased with these findings because they provide further evidence of the potential effectiveness of Topical Interferon Alpha-2b for treating women with potentially precancerous, low-grade cervical lesions,” said John Docherty, president of Helix BioPharma Corp.  “These findings suggest that Topical Interferon Alpha-2b could offer women a safe and immediate therapeutic alternative to today’s protracted observational and potentially problematic surgical approach to managing this disease.  We are now awaiting approval by the U.S. Food and Drug Administration of our application to conduct an expanded U.S. Phase II/III randomized, double-blind, controlled, pivotal efficacy trial in patients with low-grade cervical lesions.”

The study also examined Papanicolaou (“Pap”) smear response rate as a secondary efficacy parameter in the patients.  The finding was less pronounced with 35.7% of the women demonstrating resolution of their abnormal Pap smears.  However, this study was specifically designed with a relatively short post-treatment follow-up period as it was principally intended to provide pharmacokinetic results.  The Company was, therefore, not surprised by this finding.  By comparison, the Company has previously reported a more pronounced Pap response rate in patients treated with Topical Interferon Alpha-2b when it employed a longer post-treatment follow-up period.

About the Clinical Study

The clinical study employed an open-label, single-arm design and enrolled a total of 14 female patients with low-grade cervical lesions. Eligible women were between 18 and 45 years of age, presented with mild to moderate CIN (CIN1 or CIN2 respectively) confirmed by biopsy/histology, had a cytological diagnosis of Pap IIID not older than 12 months and were human papillomavirus (HPV)-positive confirmed by the Hybrid Capture® 2 HPV-DNA test. The primary objective of the study was to determine the multiple-dose pharmacokinetic profile of Topical Interferon Alpha-2b following intravaginal application every other day of a total of 14 doses of the cream.  Helix previously announced on June 23, 2010 that all 14 patients were found to have circulating interferon alpha-2b levels below the bioassay lower limit of detection (6.25 pg/mL) at all sampling time points. Following the pharmacokinetic portion of the trial, assessment of the secondary efficacy and safety parameters continued until 35 doses of the cream were applied.  As such, the clinical study was designed to also mimic the dosing regimen intended to be applied in Helix’s planned U.S. Phase II/III and European Phase III pivotal efficacy trials for this indication. The clinical study was conducted under the direction of Prof. Dr. med. Achim Schneider M.P.H., a world expert in the field of cervical cancer and Director of the Department of Gynecology at the Charité University Hospital in Berlin, Germany.

About CIN 1 and CIN 2

CIN 1 and CIN 2 are potentially precancerous, low-grade cervical lesions detectable upon colposcopic directed biopsy.  There are approximately 1.3 million women diagnosed with CIN 1 or CIN 2 lesions each year in the U.S. alone, according to data from 2006 Consensus Guidelines in the American Journal of Obstetrics and Gynecology 2007; 340-345 and Kaiser Permanente Northwest Health Plan in the American Journal of Obstetrics and Gynecology (2004) 191, 105-13.  Currently there are no pharmaceutical (non-surgical) treatments for women with CIN 1 or CIN 2 lesions. Available invasive/surgical techniques to treat CIN 1 or CIN 2 lesions are sometimes associated with serious unwanted side effects for patients including cervical complications with pregnancy and conception. For patients with CIN 1 or CIN 2 lesions, clinical management usually consists of protracted watchful waiting with frequent Pap smears, HPV testing, colposcopy and/or colposcopic directed biopsies, with invasive/surgical techniques generally utilized only in the case of long-term persistence and/or progression after a period of many months. A diagnosis of CIN 1 or CIN 2 leads to frequent physician visits, procedures, and psychosocial stress for the patient. The goal of developing Topical Interferon Alpha-2b is to provide a safe and effective treatment for CIN 1 or CIN 2 at the time of diagnosis, as a proactive alternative to today’s often protracted observational management approach.

About Topical Interferon Alpha-2b

Interferon alpha-2b is a potent cytokine that possesses antiviral, immunomodulatory and antiproliferative activities with activity against HPV. Topical Interferon Alpha-2b is a semi-solid formulation of recombinant interferon alpha-2b based on Helix’s Biphasix™ platform drug formulation technology. This technology involves the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material encapsulated within the lipid bilayers. Topical Interferon Alpha-2b has been developed as a cosmetically appealing cream dosage form that can be easily and conveniently self-applied intravaginally for the treatment of low-grade cervical lesions using a common vaginal applicator.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”.  For more information, please visit www.helixbiopharma.com.

For further information contact:

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s plans for the development of Topical Interferon Alpha-2b in patients with low grade cervical lesions; the effectiveness of Topical Interferon Alpha-2b and its role as a therapeutic alternative; its planned designs for such proposed trial as well as its proposed European Phase III clinical trial; the development of Helix’s L-DOS47 and Topical Interferon Alpha-2b new drug candidates; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions which have been applied in making such forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing and strategic partner support; the  timely and successful completion of the proposed U.S. and European clinical trials; and that the Company’s drug candidates will ultimately be successfully developed and commercialized.  Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, as well as strategic partner support, to conduct the proposed U.S. and European trials, which are not assured; regulatory approvals to conduct the planned U.S. and European trials may be delayed or denied; the fact that results in earlier clinical studies may not be repeated in later clinical trials, and one or both of the planned clinical trials could fail; the failure of the European trial could have a material adverse impact on the U.S. trial and FDA approval; the need for further regulatory approvals, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including without limitation, clinical trial services and supplies of drug product; the risk that Helix’s supplier of interferon alpha-2b may not continue to provide necessary supplies or exercise its commercialization option;  the risk that the design or duration, or both, of the planned clinical trials may be different than currently intended; the potential need for further clinical trials beyond those mentioned in this news release which may not occur as planned or achieve expected results; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks, including without limitation, the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued, which may negatively impact the further development or commercialization of the drug candidate; the effect of competition and the fact that there are a number of other companies developing potentially competitive products; uncertainties related to economic conditions; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; exchange rate risk; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.